Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

February 26, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Metropolitan West Funds -- File Nos. 333-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments provided on February 17, 2020 by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s Post-Effective Amendment No. 65 to its Registration Statement filed on December 30, 2019 (the “Registration Statement”), which contained disclosure with respect to the addition of a new class of shares, named I-2 Class shares, to the Metropolitan West Total Return Bond Fund (the “Total Return Bond Fund”) and the addition of Plan Class shares to the Metropolitan West Unconstrained Bond Fund (the “Unconstrained Bond Fund” and, together with the Total Return Bond Fund, the “Funds”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed on or about February 28, 2020. As requested by the Staff, to the extent that a comment about a Fund applies to other sections of the Registration Statement, we have applied that comment to each applicable section. We have consulted with the Registrant in preparing and submitting this response letter.

PROSPECTUS

1.

Comment: For each Fund, please provide completed fee and expense table information to the Staff with sufficient time for Staff comments to be resolved prior to the effective date of the revised post-effective amendment.

Response: Comment accepted. The fee and expense tables for each Fund are attached as Exhibit A to this response letter.

Securities and Exchange Commission

February 26, 2020

2.

Comment: As Form N-1A does not provide for footnotes to the Total Returns table, please abbreviate the text of Footnote 1 to that table for each Fund and rephrase as a parenthetical where the footnote currently appears.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

3.

Comment: Unless the response letter indicates otherwise, the Staff anticipates that the Registrant will update the chart following the heading “Operating Expenses Agreement” on page 37 of the prospectus.

Response: Comment accepted. The Registrant has revised that table to include the Expense Cap for the Class I-2 shares of the Total Return Bond Fund and the Plan Class shares of the Unconstrained Bond Fund.

STATEMENT OF ADDITIONAL INFORMATION

4.

Comment: The “Investment Restrictions” section of the Statement of Additional Information states that “the Floating Rate Income Fund may concentrate in the banking industry to the extent that such concentration results from the Fund’s purchase of loan participations from banks and the banks are considered the issuers of those participations.” To the extent that the Fund lists investments in such loan participations as a principal strategy, please clarify whether the Fund intends to invest at least 25% of its net assets in those participations, and if so, what percentage would be from banks that have sole privity with the underlying lender. Depending on the Registrant’s response, the Staff may have further comments.

Response: Comment acknowledged. As we discussed with Ms. Marquigny on February 25, 2020, we will file a second response letter to address this comment as soon as we can gather the information requested.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:     Metropolitan West Asset Management, LLC

EXHIBIT A

FEE AND EXPENSE TABLES

TOTAL RETURN BOND FUND

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay additional fees to broker-dealers or other financial intermediaries for the purchase of Class I, Class I-2 or Plan Class shares of the Fund.

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	M Class	I Class	I-2 Class[1]	Admini- strative Class	Plan Class
Management Fees	0.35%	0.35%	0.35%	0.35%	0.35%

Distribution (12b-1) Fees	0.21%	None	None	0.21%	None

Other Expenses	0.11%	0.09%	0.14%	0.22%	0.02%

Shareholder Servicing Expenses[2]	0.09%	0.07%	0.12%	0.20%	0.00%

Total Annual Fund Operating Expenses	0.67%	0.44%	0.49%	0.78%	0.37%

[1]

The I-2 Class shares are a new class of shares of the Fund with an inception date of February 28, 2020, and therefore the operating expenses shown for this class are based on anticipated fees and expenses for the current fiscal year.

[2]

For the Administrative Class Shares, includes up to 0.20% charged under the Shareholder Servicing Plan. The Fund is authorized to compensate broker-dealers and other third-party intermediaries up to 0.10% (10 basis points) of the M and I and up to 0.15% (15 basis points) of the I-2 Class assets serviced by those intermediaries for shareholder services.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class M	$68	$214	$373	$835

Class I	$45	$141	$246	$555

Class I-2	$50	$157	$274	$616

Administrative Class	$80	$249	$433	$966

Plan Class	$38	$119	$208	$468

A-1

EXHIBIT A

FEE AND EXPENSE TABLES

UNCONSTRAINED BOND FUND

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay additional fees to broker-dealers or other financial intermediaries for the purchase of Class I or Plan Class shares of the Fund.

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	M Class	I Class	Plan Class	[1]
Management Fees	0.65%	0.65%	0.65%

Distribution (12b-1) Fees	0.25%	None	None

Other Expenses	0.13%	0.10%	0.04%

Shareholder Servicing Expenses[2]	0.05%	0.06%	0.00%

Total Annual Fund Operating Expenses	1.03%	0.75%	0.69%

[1]

The Plan Class shares are a new class of shares of the Fund with an inception date of February 28, 2020, and therefore the operating expenses shown for this class are based on anticipated fees and expenses for the current fiscal year.

[2]

The Fund is authorized to compensate broker-dealers and other third-party intermediaries up to 0.10% (10 basis points) of the M and I Class assets serviced by those intermediaries for shareholder services.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class M	$105	$328	$569	$1,259

Class I	$77	$240	$417	$930
Plan Class	$70	$221	$384	$859

A-2